UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2018

Commission File Number 333-201903

NANO-TEXTILE LTD.

(Translation of registrant's name into English)

3 Lohamei HaGetaot St. Nahariya, Israel 2244427 Tel: (011) (972) 50-652-1727

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Entry into a Material Definitive Agreement

On January 12, 2018, we entered into an agreement with Bruckner Trockentechnik GmbH & Co. ("Bruckner"), a Teir-1 German fabric finishing machine manufacturer, for the evaluation of a potential commercial collaboration. Pursuant to the agreement, we will collaborate with Bruckner on the design, manufacturing and full performance examination of an industrial scale sono-machine (a machine which performs controlled cavitation) to evaluate having Bruckner manufacture and supply sono-machines capable of implementing Nano-Textile's proprietary anti-bacterial sono-chemistry process.

The scale-up trial will continue for up to six (6) months from the day of assembly and installation of the industrial scale sono-machine meeting the agreed upon specifications. The parties may mutually decide to extend the trial period.

Within 30 days of the conclusion of the scale-up trial, the parties will determine whether to enter into a definitive agreement for the manufacturing and supply of sono-machines on a commercial scale.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-TEXTILE LTD.
By:	/s/ Raz Gal
Name: Raz Gal
Title: Chief Executive Officer

Date: January 16, 2018